SIDLEY AUSTIN LLP
787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mses. Kathy Churko and Deborah O’Neal

Re:	BlackRock LifePath® Index Retirement Fund, BlackRock LifePath® Index 2020 Fund,

BlackRock LifePath® Index 2030 Fund, BlackRock LifePath® Index 2040 Fund and

BlackRock LifePath® Index 2050 Fund, each a series of BlackRock Funds III

Registration Statement on Form N-14 (File No. 333-225630)

Dear Mses. Churko and O’Neal:

On behalf of BlackRock Funds III (the “Registrant”), this letter responds to the telephonic comments provided by Mses. Kathy Churko and Deborah O’Neal on July 12, 2018, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed with the Commission on June 20, 2018 (the “Registration Statement”) relating to the proposed acquisitions by BlackRock LifePath® Index Retirement Fund, BlackRock LifePath® Index 2020 Fund, BlackRock LifePath® Index 2030 Fund, BlackRock LifePath® Index 2040 Fund and BlackRock LifePath® Index 2050 Fund (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a series of the Registrant, of all of the assets and certain stated liabilities of, respectively, State Farm LifePath® Retirement Fund, State Farm LifePath® 2020 Fund, State Farm LifePath® 2030 Fund, State Farm LifePath® 2040 Fund and State Farm LifePath® 2050 Fund (each, a “Target Fund” and collectively, the “Target Funds”), each a series of State Farm Mutual Fund Trust (the “Target Trust”), in exchange for shares of the corresponding Acquiring Fund. Each Target Fund and each Acquiring Fund may be referred to herein as a “Fund.” Each Acquiring Fund after consummation of the applicable Reorganization is referred to herein as a “Combined Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. Representatives of the Target Trust have reviewed this letter and have represented to the Registrant that any statements regarding the Target Funds are accurate. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

July 30, 2018

Accounting Comments

Questions and Answers

Comment 1: In the response to the question “In the Reorganizations, what class of shares of the applicable Acquiring Fund will I receive?” please add disclosure summarizing the basis of the share class selection. In particular, please explain why certain shareholders of share classes of the Target Funds that do not charge sales loads are going into share classes of the Acquiring Funds that charge sales loads.

Response: Share class selection was primarily based on the shareholder eligibility requirements of each share class of both the Target Funds and Acquiring Funds, and on the similarities in the distribution payment structure of each share class of both the Target Funds and Acquiring Funds. In addition, similarities in shareholder privileges and shareholder services, total expense ratios, front-end sales charges, and contingent deferred sales charges were considered.

Class R-1 Shares and Class R-2 Shares are purchased by 401(k) plans administered by Ascensus. Although the Investor P Shares to be issued in the applicable Reorganization have a front-end sales load, shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will be able to buy additional Investor P Shares following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor P Shares load-waived. Therefore, there will be effectively no change in the front-end sales charge applicable to such shareholders.

Comment 2: In the response to the question “How will the Reorganizations affect Fund fees and expenses?” please add disclosure stating that while expenses are expected to be lower for Investor P Shares to be issued for each Acquiring Fund in the applicable Reorganization than those of Class R-1 and R-2 Shares of the Target Funds, total expenses are expected to be higher as the result of sales charges applicable to Investor P Shares of the Funds.

Response: We respectfully decline to add the requested disclosure. As discussed in the response to Comment 1 above, Class R-1 Shares and Class R-2 Shares are purchased by 401(k) plans administered by Ascensus. Although the Investor P Shares to be issued in the applicable Reorganization have a front-end sales load, shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will be able to buy additional Investor P Shares following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor P Shares load-waived.

Comment 3: In the response to the question “Who will pay for the Reorganizations?”, please add disclosure clarifying when and how State Farm Investment Management Corp. (“SFIMC”) or its affiliates will reimburse the Target Funds for expenses and explaining the impact on shareholders, if any, of bearing these costs prior to reimbursement. Please also explain whether such costs are included as adjustments to the applicable capitalization tables. Please also add this disclosure in the “Cost of Reorganization” section of the Statement of Additional Information.

Securities and Exchange Commission

July 30, 2018

Response: In response to the Staff’s comment, the following disclosure has been added:

“SFIMC or its affiliates will reimburse a Target Fund for expenses related to the Reorganizations simultaneously with the accrual of such expense on the Target Fund’s financial statements. The simultaneous timing of the expense accrual and the reimbursement will prevent Target Fund shareholders from bearing these costs prior to reimbursement.”

Due to the timing of the reimbursements, no adjustments are necessary to the capitalization tables.

Comment 4: In the response to the question “Who will pay for the Reorganizations?”, please add disclosure clarifying if costs of the Reorganizations will be reimbursed under the expense limitation agreement.

Response: Consistent with the Agreements and Plans of Reorganization, SFIMC will bear the costs incurred in connection with the Reorganizations with respect to the Target Funds, other than any portfolio transaction costs resulting from realignment of a Target Fund’s portfolio prior to or after its respective Reorganization. Such reimbursements will not be covered under an expense limitation agreement, and therefore, we respectfully decline to add disclosure relating to an expense limitation agreement.

Comment 5: In the response to the question “Who will pay for the Reorganizations?” the disclosure states that if the Reorganizations are approved, the Acquiring Fund will bear the legal fees associated with counsel to the independent trustees of the Acquiring Trust. Please quantify the expected amounts of such legal fees and confirm that such fees are included as adjustments to the capitalization tables and pro forma financial statements.

Response: We have reviewed the Staff’s comment and have added the following disclosure:

“The Independent Trustee Counsel Fees are allocated based on the Acquiring Fund’s net assets and are estimated to be $3,280 for Proposal 1a, $6,400 for Proposal 1b, $8,850 for Proposal 1c, $6,750 for Proposal 1d and $3,830 for Proposal 1e for the applicable Acquiring Fund and, with respect to each Acquiring Fund, will be borne indirectly by BFA or its affiliates due to the expense caps applicable to the Acquiring Fund.”

The Registrants confirm that the legal fees will be borne indirectly by BFA and therefore no adjustments to the capitalization tables and pro forma financial statements are necessary.

Summary – Fees and Expenses

Comment 6: Please confirm whether the fees shown in each fee table represent current fees in accordance with Item 3 of Form N-14.

Response: The Funds have considered the Staff’s comment and confirm that the fees provided in the above referenced fee tables are current fees in accordance with Item 3 of Form N-14.

Securities and Exchange Commission

July 30, 2018

Comment 7: Please confirm that the numbers provided in the expense examples following the fee tables are accurate.

Response: The Funds have reviewed the numbers in the expense examples and have made certain updates to the numbers.

Comment 8: In each of the fee tables that includes Class R-1 or Class R-2 Shares of the Target Funds, there is disclosure in a footnote stating that “The sales charge for such shareholders are expected to be waived pursuant to the [Acquiring Fund’s] sales charge waiver policies.” Please explain in correspondence information about when and under what circumstances such sales charges will be waived.

Response: As discussed in the responses to Comments 1 and 2 above, Class R-1 Shares and Class R-2 Shares are purchased by 401(k) plans administered by Ascensus. Although the Investor P Shares to be issued in the applicable Reorganization have a front-end sales load, shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will be able to buy additional Investor P Shares following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor P Shares load-waived.

Information About the Reorganizations – Material U.S. Federal Income Tax Consequences of the Reorganizations

Comment 9: Please disclose the dollar amount and expiration date of capital loss carryforwards of each Target Fund, if any.

Response: As of December 31, 2017, none of the Target Funds had any capital loss carryforwards.

Other Information – Capitalization

Comment 10: Please explain any adjustments to the capitalization tables in the footnotes.

Response: In response to the Staff’s comment, the following disclosure has been added to the second paragraph of the section entitled “Other Information – Capitalization”.

“As noted above, BFA or its affiliates will pay the Acquiring Funds’ portion of the expenses incurred in connection with the Reorganizations, and although the Target Funds will pay for their portion of the expenses incurred in connection with the Reorganizations, SFIMC or its affiliates will reimburse the Target Funds for such expenses. In addition, although each Acquiring Fund will bear the Independent Trustee Counsel Fees of the Acquiring Trust, such Independent Trustee Counsel Fees are expected to be borne indirectly by BFA or its affiliates due to the expense caps applicable to the Acquiring Funds. Therefore, the costs of the Reorganizations are not reflected in the pro forma adjustments.”

Statement of Additional Information – Pro Forma Financial Statements

Comment 11: On pages S-5 to S-9, the Staff notes that the disclosure repeats certain information previously disclosed in the Combined Prospectus/Proxy Statement with respect to the Acquiring Funds and the Target Funds. Please consider revising this disclosure to include only pro forma information.

Response: We have considered the Staff’s comment and believe that including information about the Funds’ advisory fees and waivers over the pro forma time period discussed is useful information to include in conjunction with the pro forma financials.

Securities and Exchange Commission

July 30, 2018

Comment 12: On page S-10, please add disclosure quantifying as a percentage of the LifePath 2050 Target Fund’s assets the size of State Farm Mutual Automobile Insurance Company’s holdings being redeemed prior to the Reorganizations, as well as any impact to the LifePath 2050 Target Fund.

Response: In response to the Staff’s comment, the following disclosure has been added:

“SFMAIC’s holdings comprise approximately 0.8% of the LifePath 2050 Target Fund’s assets as of the corresponding Acquiring Fund’s fiscal year end and will be redeemed prior to the Reorganizations.”

Comment 13: On page S-10, the Staff notes that the net assets of each Target Fund and Acquiring Fund do not sum to the amount of net assets of the corresponding Combined Fund. Please provide an explanation.

Response: We have reviewed the Staff’s comment and have revised our disclosure to state the following (bold, underline formatting indicates additional language):

“The net assets of each Combined Fund reflect adjustments due to Target Fund share redemptions by SFMAIC, Target Fund pre-merger distribution requirements of income and gains and Target Fund transactional costs incurred with relation to the applicable Reorganization.”

Comment 14: The Staff requests an explanation as to why disclosure on page S-10 states: “The aggregate net asset value (“NAV”) immediately after the Reorganizations of your applicable Combined Fund shares will be the same as the aggregate NAV of your applicable Target Fund shares immediately prior to the Reorganization, less the direct costs of the Reorganization, as applicable” (emphasis added) given that prior disclosure in the Combined Prospectus/Proxy Statement states that the costs of the Reorganizations would not be borne by the Funds.”

Response: In response to the Staff’s comment, we have revised our disclosure to remove “, less the direct costs of the Reorganization, as applicable.”

Comment 15: In the “Cost of Reorganization” section, please provide an estimate of the costs of each Acquiring Fund’s portion of the expenses incurred in connection with its respective Reorganization, even if such costs will be reimbursed by the BFA or its affiliates.

Response: We have reviewed the Staff’s comment and have added the following disclosure:

“The portion of each Acquiring Fund’s expenses incurred in connection with its respective Reorganization paid by BFA or its affiliates are estimated to be $108,776 for Proposal 1a, $108,776 for Proposal 1b, $108,776 for Proposal 1c, $108,776 for Proposal 1d and $108,776 for Proposal 1e.”

Comment 16: In the “Cost of Reorganization” section, please clarify whether the estimated costs in the tables consider the impact of any realized gains.

Securities and Exchange Commission

July 30, 2018

Response: The requested change has been made, and disclosure has been added to note that the estimated costs in the tables do not include the impact of any realized gains.

Legal Comments

Questions and Answers

Comment 17: Please explain the rationale for allowing shareholders of Class A, Class B, Legacy Class B and Premier Shares of each Target Fund the option to receive either Investor A or Investor P Shares of the corresponding Acquiring Fund.

Response: We respectfully note that shareholders in each share class of each Target Fund do not have an option of selecting either Investor A Shares or Investor P Shares. Shareholders will receive Investor A Shares or Investor P Shares in connection with the Reorganization depending on whether or not they consent to certain changes within their State Farm account. For example, certain shareholders will be asked to consent to moving their accounts to RBC Correspondent Services in a separate communication from State Farm VP Management Corp. If such shareholders do not consent to transfer their accounts to the RBC brokerage platform, their accounts will be moved to BlackRock, and a registered State Farm agent will no longer service such accounts. In instances where a Target Fund shareholder account will move to BlackRock, such shareholder will receive Investor A Shares. Shareholders whose accounts do not move to BlackRock will receive Investor P Shares. Disclosure has been added to reflect that shareholders that will hold their shares directly with BlackRock following the Reorganization will receive Investor A Shares.

Comment 18: The Staff requests clarification on the meaning of the sentence in the response to the question “Are there any differences in front-end sales charges or CDSCs” which states: “Shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will receive Investor P Shares of the applicable Acquiring Fund and will be subject to different front-end sales charges and CDSCs following the Reorganization as detailed below, although it is expected that such shareholders will be able to buy additional Investor P Shares following the Reorganizations load-waived pursuant to the Acquiring Funds’ current sales charge waiver policy.” Please consider rephrasing this disclosure.

Securities and Exchange Commission

July 30, 2018

Response: We have reviewed the Staff’s comment and have replaced the above disclosure with the following (bold, underline formatting indicates additional language):

“Shareholders of each of Class R-1 Shares and Class R-2 Shares of each of the Target Funds will receive Investor P Shares of the applicable Acquiring Fund. Although shareholders of each of Class R-1 Shares and Class R-2 Shares will receive Investor P Shares, which are subject to different front-end sales charges and CDSCs than Class R-1 Shares and Class R-2 Shares as detailed below, it is expected that such shareholders will be eligible to buy additional Investor P Shares without paying sales loads following the Reorganizations pursuant to the Acquiring Funds’ current sales charge waiver policy, which permits employer-sponsored retirement plans to buy Investor P Shares load-waived.”

Combined Prospectus/Proxy Statement – Introduction

Comment 19: The Staff notes that each Acquiring Fund is part of a “master/feeder” structure in which it invests all of its assets in a corresponding Acquiring Master Portfolio. Please advise if each Acquiring Fund can change the master fund in which it invests, and if so, please describe the scenarios in which such a change may occur.

Response: None of the Acquiring Funds are required to invest in their corresponding Acquiring Master Portfolios. Each applicable Acquiring Fund may, in BFA’s discretion and subject to applicable law, either change the master fund in which such Acquiring Fund invests or may switch to a “standalone” fund structure in which the Acquiring Fund will invest directly in portfolio securities, though the Acquiring Funds do not intend to do so at this time.

Summary – Fees and Expenses

Comment 20: The Staff notes that it is estimated that 75% of shareholders in each share class of each Target Fund that have the option of selecting either Investor A Shares or Investor P Shares of the corresponding Acquiring Fund will choose Investor P Shares. Given that Investor P Shares for those Acquiring Funds are subject to a front-end sales charge and Investor A Shares are not, please provide the basis for estimating that more shareholders will choose Investor P Shares.

Response: We respectfully note that shareholders in each share class of each Target Fund do not have an option of selecting either Investor A Shares or Investor P Shares. Shareholders will receive Investor A Shares or Investor P Shares in connection with the Reorganization depending on whether or not they consent to certain changes within their State Farm account. For example, certain shareholders will be asked to consent to moving their accounts to RBC Correspondent Services in a separate communication from State Farm VP Management Corp. If such shareholders do not consent to transfer their accounts to the RBC brokerage platform, their accounts will be moved to BlackRock, and a registered State Farm agent will no longer service such accounts. In instances where a Target Fund shareholder account will move to BlackRock, such shareholder will receive Investor A Shares. Shareholders whose accounts do not move to BlackRock will receive Investor P Shares.

SFIMC estimates that 75% of the shareholders who receive the written communication will choose to move their accounts to RBC Correspondent Services. SFIMC estimates that 25% of the shareholders who receive the written communication will not agree to move their accounts to RBC Correspondent Services.

Securities and Exchange Commission

July 30, 2018

Since SFIMC has not previously made such a request of shareholders, the 75%/25% estimate is based on SFIMC’s judgment that most such shareholders will want to continue to receive brokerage services from an SFIMC registered representative.

Comment 21: The Staff notes that each fee table includes a footnote which describes two contractual expense waivers. The Staff requests an explanation as to why the ten-year fee cap is significantly higher than the current fee rates. Please also consider rephrasing this footnote to make it easier to understand.

Response: The ten-year fee caps are in place to limit the expenses disclosed for the three-, five-, and ten-year periods. These fee caps have been annually renewed by the Board of the Acquiring Trust.

Comparison of the Funds – Performance Information

Comment 22: The Staff notes that the primary benchmark that a fund uses must be a broad based index. The Staff requests that that the blended benchmark index be listed after the primary broad based index in the performance tables.

Response: We have considered the Staff’s comment and respectfully decline to revise the disclosure. We believe that the most relevant and useful benchmark for target date fund shareholders is the custom benchmark, which is based on each Fund’s strategic asset allocation.

Comment 23: The Staff requests clarification on the meaning of the following disclosure with respect to the Target Funds: “The blended benchmark is a hypothetical representation of the performance of the applicable Target Fund’s asset classes according to their weightings as of the most recent quarter end.” (emphasis added)

Response: The term hypothetical is used because the weightings of the underlying asset classes change over time and the blended benchmark return provided uses the asset class weightings at the end of the most recent quarter end, which does not necessarily represent the shift in weightings throughout the reported performance periods.

Comparison of the Funds – Management of the Funds – Legal Proceedings

Comment 24: The Staff requests confirmation that BFA, the Acquiring Funds, SFIMC and the Target Funds have filed all documents required under Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), with the Commission.

Response: BFA and the Acquiring Funds confirm that they believe they are in compliance with the filing requirements of Section 33 of the 1940 Act applicable to the Acquiring Funds and their affiliated persons. SFIMC has provided the Registrant with the following response with respect to the Staff’s comment:

“SFIMC, investment adviser to State Farm Mutual Fund Trust, submits that Section 33 of the Investment Company Act of 1940 (the ‘ICA’) does not apply to the claims asserted against SFIMC under Section 36(b) of the ICA in the action captioned Ingenhutt v. State

Securities and Exchange Commission

July 30, 2018

Farm Investment Management Corp., No. 15-cv-1303 (C.D. Ill.). By its terms, Section 33 applies to ‘any action or claim by a registered investment company or a security holder thereof in a derivative or representative capacity . . . .’ Although the Ingenhutt plaintiffs are security holders of the LifePath 2030 Fund and the LifePath 2050 Fund of State Farm Mutual Fund Trust at issue in the case, they have not asserted those claims in a ‘derivative or representative capacity,’ given the nature of Section 36(b) claims as defined by Congress. A security holder asserts an action in a ‘derivative’ capacity when purporting to assert claims that belong to the fund in the first instance. But the U.S. Supreme Court made clear in Daily Income Fund, Inc. v. Fox, 464 U.S. 523 (1984), that a case under Section 36(b) is not a ‘derivative action’ because the right claimed by the fund shareholder is not one the fund itself could have enforced in court. By the same token, the Ingenhutt plaintiffs are not suing in a ‘representative’ capacity, as they are not seeking to assert claims on behalf of other shareholders in a putative class action. Section 36(b) does not require class certification or any determination that the plaintiffs are appropriate representatives of other shareholders’ interests. Accordingly, Section 33’s requirements do not apply to the Ingenhutt litigation.”

General

Comment 25: Please confirm that the Acquiring Funds will file a legal opinion regarding the legality of the securities being registered as an exhibit to the Registration Statement prior to going effective.

Response: The Acquiring Funds confirm that they will file the legal opinion as an exhibit to the Registration Statement prior to going effective.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

Gladys Chang

John A. MacKinnon